Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-273926

NATIONAL FUEL GAS COMPANY

Final Term Sheet

May 27, 2026

Issuer:	National Fuel Gas Company

Expected Ratings*:	Baa3/BBB-/BBB (Moody’s/S&P/Fitch)

Trade Date:	May 27, 2026

Settlement Date**:	June 10, 2026 (T+10)

Security:	4.75% Notes due 2029 (the “2029 Notes”)	5.05% Notes due 2031 (the “2031 Notes”)	5.50% Notes due 2036 (the “2036 Notes”)

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2026	April 15 and October 15, commencing October 15, 2026	May 15 and November 15, commencing November 15, 2026

Size:	$500,000,000	$500,000,000	$500,000,000

Maturity:	May 15, 2029	October 15, 2031	May 15, 2036

Benchmark Treasury:	3.875% due May 15, 2029	3.875% due April 30, 2031	4.375% due May 15, 2036

Benchmark Treasury Yield:	4.086%	4.177%	4.485%

Spread to Benchmark Treasury:	+70 basis points	+90 basis points	+110 basis points

Yield to Maturity:	4.786%	5.077%	5.585%

Price to Public:	99.906%	99.882%	99.363%

Coupon (Interest Rate):	4.75% per annum	5.05% per annum	5.50% per annum

Interest Rate Adjustment:	The interest rate payable on the 2029 Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated May 27, 2026.	The interest rate payable on the 2031 Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated May 27, 2026.	The interest rate payable on the 2036 Notes will be subject to adjustment based on certain rating events as described under the caption “Description of the Notes – Interest Rate Adjustment” in the Preliminary Prospectus Supplement dated May 27, 2026.

Make-Whole Optional Redemption:	Prior to April 15, 2029 (one month prior to the maturity date of the 2029 Notes), the Issuer may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) (a) the sum of	Prior to September 15, 2031 (one month prior to the maturity date of the 2031 Notes), the Issuer may redeem the 2031 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1)	Prior to February 15, 2036 (three months prior to the maturity date of the 2036 Notes), the Issuer may redeem the 2036 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the

	the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on May 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2029 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on October 15, 2031) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15.0 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.	greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2036 Notes matured on May 15, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20.0 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2036 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

	On or after April 15, 2029, the Issuer may redeem the 2029 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2029 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On or after September 15, 2031, the Issuer may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.	On or after February 15, 2036, the Issuer may redeem the 2036 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	636180 BV2 / US636180BV21	636180 BW0 / US636180BW04	636180 BX8 / US636180BX86

Special Mandatory Redemption:	The 2029 Notes, the 2031 Notes and the 2036 Notes will be subject to a special mandatory redemption in the event that (a) the CenterPoint Acquisition is not consummated on or prior to the later of (i) April 20, 2027 or (ii) the date that is five business days after any later date to which the parties to the Purchase Agreement may agree to extend the termination date pursuant to the Purchase Agreement (such later date of (i) or (ii) to occur, the “Outside Date”) or (b) if prior to the Outside Date, the Purchase Agreement is terminated, other than in connection with the consummation of the CenterPoint Acquisition and is not otherwise amended or replaced (each such event, a “special mandatory redemption event”). If a special mandatory redemption event occurs, the Issuer will redeem the 2029 Notes, the 2031 Notes and the 2036 Notes at the special mandatory redemption price equal to 101% of the principal amount of the notes being redeemed, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to, but not including, the special mandatory redemption date.

Joint Book-Running Managers:	TD Securities (USA) LLC Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC

Senior Co-Managers:	CIBC World Markets Corp. KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc. Mizuho Securities USA LLC

Co-Managers:	Comerica Securities, Inc. M&T Securities, Inc. HSBC Securities (USA) Inc. Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made, against payment for the notes, on or about June 10, 2026, which will be the tenth business day following the pricing of the notes. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes prior to the first business day before delivery of the notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The sources and uses table on page S-15 is updated as follows:

Sources of Funds		Uses of Funds
(in millions)
Commercial paper and other short-term facilities(1)	$217	Purchase of CenterPoint Ohio	$2,620
Seller Note Facility	1,200	Repayment of 2026 Notes(2)	300
2029 notes offered hereby	500	Term Loan Facility(3)	300
2031 notes offered hereby	500	Estimated fees, costs & expenses(4)	47

2036 notes offered hereby	500	Total uses	$3,267
Private Placement(3)	350

Total sources	$3,267

(1)	Represents notes payable to banks and commercial paper.
(2)	Includes the repurchase and/or repayment of $300 million in aggregate principal amount of the 2026 Notes.
(3)	On January 22, 2026, we used a portion of the gross proceeds from the Private Placement to repay $300 million outstanding under the Term Loan Facility.
(4)	Includes transaction and financing fees and expenses, including underwriting discount.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for this offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, TD Securities (USA) LLC, Wells Fargo Securities, LLC, BofA Securities, Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll-free at (855) 495-9846, Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com or J.P. Morgan Securities LLC collect at (212) 834-4533.